Exhibit 21

Subsidiaries	Jurisdiction of Organization

Tractor Supply Co. of Michigan, LLC	Michigan
Tractor Supply Co. of Texas, LP	Texas
Tractor Supply Company of Utah, LLC	Delaware
Dels Farm Supply, LLC	Delaware
TSC Purchasing LLC	Delaware
TSC Franklin DC, LLC	Delaware
TSC SSC Bond, LLC	Delaware
Petsense, LLC	Delaware
TSC Navarre DC, LLC	Delaware